Exhibit (e)(6)

DIRECTOR AGREEMENT

BETWEEN:

Volcano Europe BVBA, a private limited liability company incorporated and existing under the laws of Belgium, having its registered office at Excelsiorlaan 41, 1930 Zaventem and registered with the Register of Legal Entities (Brussels) under company number 0859.842.345;

hereby duly represented by Mr. Michel Edgar Lussier and Mr. John Thomas Dahldorf in their capacity of directors;

hereinafter referred to as “the Company”;

AND:

Mr. Michele Perrino, an Italian national, residing at                                                                  ;

hereinafter referred to as “Mr. Perrino”;

Hereinafter collectively referred to as the “Parties” or separately as a “Party”;

WHEREAS:

1.	By a unanimous written resolution of the Extra-ordinary Assembly of Shareholders of Volcano Europe BVBA dated 1 May 2012, Mr. Perrino has been appointed as Director (Zaakvoerder) of the Company with effect from the first of May 2012.

2.	This decision will be published in the Annexes to the Belgian Official Gazette.

3.	Mr. Perrino has accepted the above-mentioned mandate.

4.	With this agreement (the “Agreement”) it is the intention of the Parties to determine the terms and conditions which will apply for exercising the mandate as Director of the Company and to fix the overall remuneration, agreed within the framework of the remunerated exercise of the mandate with effect from the first of May 2012.

THEREFORE, IT IS AGREED AS FOLLOWS:

1.	TASKS AND RESPONSIBILITIES

1.1

Mr. Perrino will, together with the other directors of the company - all existing directors and Mr. Perrino acting as a board -, be responsible for (i) the management of the Company, being all acts which are necessary or useful for the realisation of the Company’s corporate purpose, in accordance with the Company’s articles of association and the Belgian Companies Code, and (ii) the representation of the Company, in accordance with the Company’s articles of association and the Belgian Companies Code (hereinafter referred to as the “Services”). In the framework of his appointment as Director, Mr. Perrino shall execute the Services in his function as Vice President General Manager EMEAI.

1.2	For all avoidance of any doubt, the Services will cover (i) all management services including without limitation the operational, administrative, commercial and legal aspects of the business operations of the Company and (ii) all related assistance that may be required or requested by the Company.

1.3	In addition to the representation powers that are part of the Services (and for which a joint signature of two directors is required), the Company may elect in its discretion to grant (or withdraw) limited individual representation powers to Mr. Perrino. Mr. Perrino shall exercise such individual representation powers within the limits set by the Board.

2.	OBLIGATIONS OF MR. PERRINO

2.1	Mr. Perrino undertakes:

(a)	to assume, within the framework of, and as a member of the Company’s Board of Directors, full responsibility (in accordance with the applicable rules of Belgian corporate law) for the management of the Company, including all legal and internal, local and group level reporting requirements;

(b)	to perform the Services in the best interest of the Company, to the best of its abilities, in a loyal manner and in good faith;

(c)	to render the Services in a professional and competent manner in accordance with the high performance and quality standards which are expected of a director and/or which a customer, supplier or other business contact of the Company may expect;

(d)	to take the guidelines that will be issued from time to time by the President of the Board into account and to perform the Services subject to regular consultation with, and reporting to, the President of the Board in order to assure the coherence of the Services rendered whilst maintaining all freedom and autonomy in organising the performance of its Services;

(e)	to communicate to the President of the Board all information which is pertinent for the performance of the Services and the Company’s business in general.

2.2	Mr. Perrino shall have to perform its duties under this Agreement faithfully and loyally and shall at all times in the performance of its duties use its best endeavours to promote the interests of the Company, its (direct or indirect) holding companies and any company which is a subsidiary of the Company (the “Group”, and “Group Company” shall be construed accordingly).

2.3	Mr. Perrino undertakes to perform the Services on a full-time basis during at least 225 service days per calendar year.

3.	OBLIGATIONS OF THE COMPANY

3.1	The Company will provide Mr. Perrino with access to all documents, information and guidelines that are reasonably required for the proper performance of the Services.

3.2	The Company will make, to the extent the Services are performed at its facilities, an office available to Mr. Perrino for the performance of the Services.

4.	INDEPENDENT PARTIES

4.1	Mr. Perrino shall render the Services in full independence and outside any link of subordination vis-à-vis the Company.

4.2	In performing its duties under this Agreement, Mr. Perrino shall act as a self-employed independent contractor and in no event shall Mr. Perrino be treated or considered as an employee of the Company. The Parties acknowledge and agree that this Agreement does not create, and shall not be construed to create, any employment relationship between Mr. Perrino and the Company (or any Group Company).

4.3	Mr. Perrino shall be solely responsible for all registrations and filings in connection with its duties under this Agreement and shall render the Services in accordance with all applicable laws. Mr. Perrino shall be solely responsible and liable for all taxes, social security charges, imposts and other dues relating to or arising from the activities carried out by Mr. Perrino in rendering the Services and performing its mandates under this Agreement. If the Company or any Group Company is ever charged with any such taxes, social security charges or other dues, Mr. Perrino shall indemnify, hold harmless and defend them from and against the same.

5.	FEES

5.1	Subject to the availability of Mr. Perrino for the performance of the Services during at least 225 service days per calendar year, Mr. Perrino will be entitled to a fixed annual fee of EUR 282.097,55 (total cost to the Company) (VAT, if applicable, excluded) (hereinafter referred to as the “Fixed Fee”). For the year in which this Agreement starts or ends, the Fixed Fee will be calculated on a pro rata temporis basis.

5.2	The Fixed Fee shall be due in twelve equal instalments (with or without VAT, as the case may be) at the end of each month. On these amounts, the Company shall withhold the required withholding taxes on the basis of applicable law.

5.3

As of the effective date, Mr. Perrino’s target bonus opportunity is thirty percent (30%) of his annual fee (excl. housing allowance of 70.000 EURO). Mr. Perrino’s actual bonus earned will be determined based on Mr. Perrino’s performance and achievement of corporate objectives of the Company and such other terms as determined by the Board or the Chief Executive Office, as applicable. In order to earn any bonus, Mr. Perrino must remain a Party in good standing through the actual payment date. Unless the Company decides upon another method, any earned bonus bill be paid no later than March 15 of the year following the year of performance. On the amount of the variable fee, the Company shall withhold on the basis of applicable law the required withholding taxes.

6.	BENEFITS IN KIND

6.1	Due to the purposes of performing the Services, Mr. Perrino will be provided by the Company with a company car. The Company is entitled to determine the type and value of the company car.

Placing a company car at the disposal of Mr. Perrino constitutes a benefit in kind, which shall be taxed in conformity with the applicable legal and regulatory provisions.

6.2	The Company undertakes to provide for a medical and hospitalization insurance for Mr. Perrino and his family. The modalities of these insurance shall be communicated in a separate document. These insurances will follow the standard insurance as normally applicable within the Company for directors.

6.3	The Company undertakes to contribute in an occupational pension plan by means of a group insurance. The modalities of this pension plan shall be communicated in a separate document. This pension plan will follow be organized according to the standards as normally applicable within the Company for directors.

6.4	The taxable advantage of the private use of materials provided by the company, such a mobile phone, shall be calculated and processed in accordance with the tax regulations applicable.

7.	INSURANCES

7.1	The Company will contract a directors’ liability insurance in favour of Mr. Perrino covering the services rendered by Mr. Perrino under his mandate as director of the Company.

8.	EXPENSES

8.1	The Company will pay Mr. Perrino daily allowances for foreign business trips, as per The Belgian Official State Gazette of 30 March 2012 that published a list of daily allowances per destination.

8.2	Mr. Perrino will receive a cost allowance of EUR 250 per month to cover small costs proper to the company.

8.3	This allowance covers his costs incurred in the framework of the performance of the Services, with the exception only of (i) bona fide, out of pocket expenses incurred abroad, and (ii) reasonable expenses in relation to business travel abroad and lodging abroad, both (i.e. (i) and (ii)) actually incurred or paid by Mr. Perrino in the performance of its Services under this Agreement.

The Company will reimburse Mr. Perrino for the expenses which can be charged to Company in application of the preceding paragraph upon presentation of the appropriate supporting documents as the Company may reasonably require and, if the nature and amount would so require, subject to prior approval by the Company.

8.4	The expenses will be reimbursed by the Company to Mr. Perrino at the end of each month together with the instalment of the Fixed Fee.

8.5	To the extent that the Company would allow Mr. Perrino to use a credit card of the Company to pay for lunches with customers and similar business related expenses, Mr. Perrino shall present on a monthly basis the appropriate supporting documents as the Company may reasonably require and, if the nature and amount of an expense to be made would so require, obtain the prior approval by the Company before using this credit card.

9.	SPECIAL TAX STATUS

Mr. Perrino is currently benefiting from the special tax status for expats under the special tax circular of 8 August 1983.

The Company will assist Mr. Perrino with the formal obligations which he has in this respect, such as the filing of an expat tax return. In this respect he will be able to get assistance from Tiberghien Lawyers.

Under this expat status the Company has granted him following allowances:

•	A gross home leave allowance of EUR 2.000

•	School fees for children for a capped amount of EUR 12.000 gross (incl. transport, food, etc.)

These benefits will be treated tax wise as provided by the tax circular.

10.	DURATION AND TERMINATION

10.1	This Agreement is entered into for an indefinite duration and is effective as of 1 May 2012.

10.2	Without prejudice to the following paragraph, each Party will have the right to terminate this Agreement at all times subject to a prior notice period of eight (8) months to be notified by registered mail, which becomes effective on the next working day following its dispatch.

The Company reserves the right at its absolute discretion to terminate this Agreement alternatively with immediate effect (or with effect at any date prior to the end of the above-mentioned notice period), subject to the payment to Mr. Perrino of an equivalent indemnity in lieu of all (or part) of the aforesaid notice equal to eight (8) monthly instalments (or the pro rata part thereof) of the Fixed Fee as set forth in clause 5.1 above.

10.3	The Company can terminate this Agreement at all times with immediate effect, without prior notice or indemnification, in the event:

(a)	Mr. Perrino commits any fraud or act of dishonesty;

(b)	Mr. Perrino is convicted of any crime, wrongdoing or offence (other than (i) road traffic offences not punishable by immediate or suspended imprisonment and (ii) offences which do not harm the reputation of the Company according to the reasonable opinion of the latter) or charged with any crime or offence which the Company, acting reasonably, considers a crime or offence which affects the reputation of the Company;

(c)	Mr. Perrino breaches clause 12 below.

10.4	Both Parties can terminate this Agreement at all times with immediate effect, without prior notice or indemnification, in the event:

(a)	of bankruptcy, composition with creditors or the liquidation of or with respect to the other Party (for the avoidance of doubt, any form of solvent reorganisation or merger involving the Company shall not be considered as an event envisaged by this subclause (a));

(b)	the other Party is in a persistent breach, other than a material breach as referred to in subclause 10.4(c) below, of a contractual obligation and fails to remedy such breach within fifteen (15) days following a written warning by registered mail to correct the breach;

(c)	of a material breach of this Agreement by the other Party, or of a serious misconduct or serious negligence by the other Party with respect to or affecting this Agreement.

11.	OBLIGATIONS ON TERMINATION

Upon termination of this Agreement, for any reason whatsoever and regardless who took the initiative to terminate the Agreement, Mr. Perrino shall upon the first request of the Board:

(a)	resign promptly and without claim for compensation from any office which may be held by it in the Company or any Group Company by virtue of its duties under this Agreement and from which it may be so requested to resign, and should it fail to do so the Company is hereby irrevocably authorised to take all actions and do all things requisite to effect such resignations;

(b)	forthwith return the Company’s credit card to the Company;

(c)	forthwith deliver to the Company or its authorised representatives all statistics, documents, accounts, records, papers or other property of or relating to the Company or any Group Company or any customer or supplier of the Company or any Group Company in whatever form which may be held by or in the possession or under the control of Mr. Perrino, together with all copies thereof.

12.	CONFIDENTIALITY

12.1	Both during the course of this Agreement and after its termination, for whatever reason, the Parties to the present Agreement undertake to preserve the utmost discretion towards third persons regarding the information that was disclosed in the framework of the execution of the present Agreement and will not disclose or pass onto third persons any information concerning, amongst other things, the internal organisation of either Party, the work methods or relations between either Party and the group to which they belong, and their clients.

12.2	No Such information shall be disclosed by the recipient Party without the prior written consent of the other Party, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of the recipient Party.

12.3	This article shall not apply to information which is:

•	properly and lawfully in the public domain otherwise than by the breach of the present Agreement or any other obligation of confidence;

•	obtained from a third party which is free to divulge such information; or

•	independently developed by the receiving Party.

12.4	The Parties undertake not to disclose the content and the nature of the present Agreement, except if the disclosure appears to be necessary in order to exercise their rights or if it is imposed by the applicable law.

12.5	No media releases, public announcements nor public disclosures relating to this Agreement or its subject matter, including but not limited to promotional or marketing material, shall be made without the specific prior written consent of respectively Volcano Europe or Mr. Perrino.

13.	LOYALTY

Mr. Perrino will not have any interest in or supply services to any company, except to Group Companies as the case may be, if this could result in a conflict of interest with the Company or disrupt the proper performance of this Agreement.

14.	INTELLECTUAL PROPERTY

14.1

Mr. Perrino hereby agrees to transfer and assign all intellectual, industrial and other rights in any creation, invention or other intellectual property made, created or developed by him at any time in performing its duties under this Agreement, exclusively to the Company as from the moment of their creation, existence or constitution, to the fullest extent (i.e. for all types and forms of exploitation) and for the entire duration of such rights. The Fixed Fee is inclusive of any consideration or indemnity which may be due to Mr. Perrino for the transfer and assignment of such rights. Non-payment of the Fixed Fee in the event of material breach by Mr. Perrino of any of its obligations arising from this Agreement shall however not affect the transfer and assignment of such rights.

14.2	Mr. Perrino undertakes to assist the Company in all proceedings for obtaining or preserving the rights transferred or assigned under this clause 144. Mr. Perrino undertakes to execute all documents in order to permit, facilitate or accelerate a patent application or the preservation of a patent, or any other application for any other registered right, during the course of this Agreement as well as afterwards.

15.	ASSIGNMENT

The assignment of the rights and obligations of Mr. Perrino under this Agreement must be approved in advance and in writing by the Company.

16.	ENTIRE AGREEMENT

This Agreement constitutes the entire understanding of the Parties and cancels and supersedes any prior agreements, offers or understandings, written or oral, between the Company, Mr. Perrino with respect to the subject matter of this Agreement.

17.	AMENDMENTS

This Agreement may be amended, restated or modified only with the written consent of all Parties.

18.	WAIVERS AND REMEDIES

18.1	No Party shall be deemed to have waived any rights or remedies arising out of this Agreement or out of any default or breach hereunder unless such Party executes the waiver in writing. If a Party waives a right or remedy arising out of this Agreement or out of any default or breach hereunder, such waiver shall not be construed to constitute a waiver of any other rights or remedies.

18.2	No failure on the part of any Party to exercise, nor any delay in exercising, any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by any Party of any right or remedy under this Agreement prevent any further or other exercise of such right or remedy or the exercise of any other right or remedy.

18.3	The rights and remedies provided in this Agreement are without prejudice and in addition to any other rights or remedies a Party may have against any one or more of the other Parties by law or under any other agreement.

19.	SEVERABILITY

19.1	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Agreement nor the legality, validity or enforceability of such provision under the laws of any other jurisdiction will in any way be affected or impaired.

19.2	The Parties shall make all reasonable efforts and take all necessary actions to replace any illegal, invalid or unenforceable provision of this Agreement with a valid, legal and enforceable provision having the same economic effect for the Parties and reflecting to the fullest extent admitted by law the provision so replaced.

20.	GOVERNING LAW AND ARBITRATION

20.1	This Agreement shall be governed by and construed in accordance with Belgian law.

20.2	Any disputes or claims arising out of or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the courts of Brussels (Belgium).

IN WITNESS WHEREOF, the Parties have executed this Agreement on 1 May 2012 in two originals, each Party acknowledging receipt of one original.

Mr. Michele Perrino	For the Company

/s/ Michele Perrino	/s/ Michel Edgar Lussier
Mr. Michel Edgar Lussier
In his capacity of director

/s/ John Thomas Dahldorf
Mr. John Thomas Dahldorf
In his capacity of director